599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

June 26, 2023

Via EDGAR (Correspondence) and Courier

Christina Chalk and Blake Grady
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Itaú Chile (the “Company”)

Schedule 14D-9 filed on June 12, 2023 (the “Schedule 14D-9”)
SEC File No. 005-80508

Schedule 13E-3 filed on June 12, 2023 (the “Schedule 13E-3”)

SEC File No. 005-80508

Dear Ms. Chalk and Mr. Grady:

By letter dated June 16, 2023, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Schedule 14D-9 and the Schedule 13E-3. In response to your comments and on behalf of the Company and the other filing persons set forth on the cover of the Schedule, I have provided responses to those comments as indicated below.

The Company has today filed with the SEC Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3.

With respect to all matters of fact discussed herein, we have relied upon information provided to us by the Company and, with respect to matters of Chilean law referred to herein, we have relied upon the advice of the Company’s General Counsel, Cristian Toro Cañas. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9 or the Schedule 13E-3, as applicable.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Schedule 14D-9 filed June 12, 2023

The Solicitation or Recommendation, page 4

1.	We note your disclosure that “Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to the convenience (conveniencia) of the Offers for the Company’s shareholders” and that certain members of the Board have determined that the “the Offers are convenient for the Company’s shareholders.” Similar disclosure appears in exhibit (a)(1). We believe that the use of the term “convenient” in this context is confusing to U.S. shareholders. Please revise to clarify each board member’s position with respect to the Offers. See Item 1012(a) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in Item 4 of the Schedule 14D-9 has been revised to use the term “advantageous” in place of “convenient” and to also address the material factors and reasons considered by the Directors in reaching their respective reasoned opinions as to whether or not the Offers are advantageous (conveniente).

Schedule 13E-3 filed June 12, 2023

General, page 1

2.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. While you may incorporate by reference to disclosure provided by another filing person, circumstances may make that impracticable, given the different situations of the entities and individuals involved. For example, the reasons of the Banco Itaú Chile Directors for engaging in this transaction and for the timing of it will necessarily be different than for Purchaser and IUH. Therefore, revise to include all of the information required by Schedule 13E-3 and its instructions for each Director. As one example only, revise to include a statement as to whether each Director believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each Director relied in reaching such a conclusion. Refer to Item 1014(a) of Regulation M-A and Instruction 1 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in Item 8 and Item 12 of the Schedule 13E-3 has been revised to address the matters required by Item 1012(d) and (e) and Item 1014(a) of Regulation M-A.

3.	Refer to comment one. Revise the Schedule 13E-3 and exhibit (a)(2) to avoid confusion regarding the use of the term “convenient.”

Response: In response to the Staff’s comment, the disclosure in Item 8 and Item 12 of the Schedule 13E-3 has been revised to use the term “advantageous” in place of “convenient”.

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Thank you in advance for your consideration of this letter. If you have any questions regarding this matter, please feel free to call me at (212) 848-5351.

Yours sincerely,

/s/ Manuel A. Orillac
Manuel A. Orillac, Esq.

c.c.	Cristian Toro Cañas, General Counsel